2800 JPMorgan Chase Tower, 600 Travis Houston, Texas 77002-3095 Telephone: 713-226-1200 Fax: 713-223-3717 www.lockelord.com

August 6, 2018

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	National Energy Services Reunited Corp.
Form F-3 filed on July 16, 2018; File no. 333-226194

Ladies and Gentlemen:

We represent National Energy Services Reunited Corp. (the “Company”) and, on the Company’s behalf, are responding to a verbal comment of the staff with respect to the Company’s registration statement on Form F-3 filed on July 16, 2018 (the “Registration Statement”). The Registration Statement proposes to register, among other things:

(i) the issuance by the Company of 11,460,850 of its ordinary shares (“Ordinary Shares”) upon the exercise of certain warrants (the “Public Warrants”) originally sold in connection with the Company’s initial public offering (“IPO”),

(ii) the resale by NESR Holdings of 12,618,680 warrants (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) issued in a private placement concurrent with the Company’s IPO, and

(iii) with respect to the 6,309,340 Ordinary Shares underlying the Private Warrants, (a) the resale of such underlying Ordinary Shares by NESR Holdings subsequent to exercising the Private Warrants for such underlying Ordinary Shares and/or (b) the issuance of such underlying Ordinary Shares to purchasers, and their permitted transferees, that purchased the Private Warrants under the Registration Statement, upon their exercise of the Private Warrants for such underlying Ordinary Shares.

As noted in the Registration Statement, the Company consummated its IPO on May 17, 2017 and consummated its business combination on June 6, 2018 (the “Business Combination”). Each Warrant is exercisable at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the Business Combination (the “Exercisability Date”), provided, in the case of the Public Warrants, as described in the prospectus that is part of the registration statement filed in connection with the IPO (the “Prospectus”), that a registration statement covering the Ordinary Shares issuable upon exercise of the Public Warrants is in effect. If such a registration statement is not in effect within 90 days after the Business Combination, the Warrants may be exercised on a net exercise basis until such registration statement is in effect.

U.S. Securities and Exchange Commission

August 6, 2018

The staff, referencing its position in Securities Act Compliance and Disclosure Interpretation (“C&DI”) 239.15, has inquired about the timing of the filing of the Registration Statement in relation to the exercisability of the Warrants. We also note the applicability of C&DI 139.01.

Public Warrants

We would note that the Public Warrants, regardless of the Exercisability Date and as disclosed in the Prospectus , are not intended to be exercisable unless the Company has an effective and current registration statement covering the Ordinary Shares underlying the Warrants.1 We also note that no Warrants have been exercised to date and except for a very brief period intraday on July 31, 2018, the Warrants have been out-of-the-money. Therefore, we believe that the timing of the filing of Registration Statement is consistent with the principles set forth in C&DIs 139.01 and 239.15. This conclusion is consistent with longstanding positions of the staff regarding the application of Section 5 in these circumstances and reflects the common practice in SPAC offerings for handling issuance of Warrants in compliance with the registration requirements. Not only is this conclusion consistent with the legal interpretations of the SEC, but no public purpose would be served by preventing the registration of the Ordinary Shares issuable upon exercise of the Warrants sold publicly in the Company’s IPO. Preventing registration would deny investors who purchased in the IPO the ability to realize the benefit of their investment and would interfere with the Company’s ability to comply with the registration requirements of Section 5.

1 We note that the form of Warrant does not include this condition on exercisability expressly, although it does include the net exercise provision. However, the Prospectus makes clear that the exercisability of the Warrants is conditioned on a registration statement being in effect, and we believe this clearly expresses the intent of the parties with respect to exercisability of the Warrants, consistent with the backup provision permitting net exercises, which would be exempt from registration under Section 3(a)(9), and thus would be enforceable against a purchaser of the Warrants.

We also note that the Registration Statement was filed on July 16, 2018, only a brief time after the Exercisability Date (even though the Public Warrants were not then exercisable). In fact, the Company had originally prepared the Registration Statement on Form S-3 and it was ready for filing in late June 2018, prior to the Exercisability Date. The Company then determined that it qualified as a foreign private issuer and converted the Registration Statement to a Form F-3, which delayed the filing for a short period.

U.S. Securities and Exchange Commission

August 6, 2018

Private Warrants

With respect to the Private Warrants, we would note, consistent with C&DIs 139.01 and 239.15, because the Company is registering the Private Warrants for resale, the Company is able to register the Ordinary Shares underlying the Private Warrants for those persons who purchase the registered Private Warrants under the Registration Statement. The Registration Statement also appropriately covers the resale of the Ordinary Shares underlying the Private Warrants if the Private Warrants are exercised by NESR Holdings pursuant to an exemption from registration, such as Section 3(a)(9) or 4(a)(2). This bifurcated approach to registering the Private Warrants is consistent with longstanding positions of the staff and reflects the policies underlying C&DIs 139.01 and 239.15. In furtherance of the policy to encourage registration, the Private Warrants are entitled to be registered for resale so long as the underlying Ordinary Shares also being offered as part of the offering of the Warrants are registered for issuance upon exercise of the Warrants purchased in the registered resale offering by those purchasers or their permitted transferees. This excludes NESR Holdings, as the initial purchaser of the Private Warrants in an exempt private offering. In its case, Ordinary Shares that it might acquire upon exercise of the Private Warrants are only being registered for resale. This too is consistent with longstanding positions of the staff and the policies reflected in C&DIs 139.01 and 239.15.

We trust that this is responsive to the staff’s verbal comment and explains why we believe that it is appropriate to register the Warrants and underlying Shares as proposed to be registered in the Registration Statement. If you have any further questions regarding these matters, please contact either Eric Johnson at 713-226-1249 or Stanley Keller at 617-239-0217.

Very truly yours,

/s/ Locke Lord LLP

Locke Lord LLP